KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING NOVEMBER 30, 2000




                           STATEMENT OF INCOME (LOSS)
                           --------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                     $293,241.87
Change in Unrealized Gain/(Loss)                                 $588,504.92
Gain/(Loss) on Other Investments                                 $  1,117.68
Brokerage Commission                                            ($157,812.07)
                                                                ------------
Total Trading Income                                             $725,052.40

EXPENSES
Audit Fees                                                       $      0.00
Administrative and Legal Fees                                    $ 59,157.46
Management Fees                                                  $      0.00
Incentive Fees                                                   $ 32,153.39
Other Expenses                                                   $      0.00
                                                                ------------
Total Expenses                                                   $ 91,310.85


INTEREST INCOME                                                  $ 83,502.29


NET INCOME (LOSS) FROM THE PERIOD                                $717,243.84
                                                                ============



                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                                               $17,215,864.75
Addition                                                         $    79,146.78
Withdrawal                                                      ($ 1,221,391.23)
Net Income/(Loss)                                                $   717,243.84
                                                                ---------------
Month End                                                        $16,790,864.14

Month End NAV Per Unit                                           $        92.91

Monthly Rate of Return                                                     4.17%
Year to Date Rate of Return                                               -6.69%



                  To the best of our knowledge and belief, the
                   information above is accurate and complete:

/s/ KENNETH A. SHEWER                                /s/ MARC S. GOODMAN
---------------------------                          ---------------------------
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

KENMAR GLOBAL TRUST
NOVEMBER 2000 SUMMARY

December 15, 2000

Kenmar Global Trust (KGT) was profitable in November, closing the month up 4.16%, net of fees and expenses. KGT recorded profits in all sectors traded except metals and meats. Gains were strongest in global interest rates and currencies; global stock indices, energies, grains and tropicals closed the month with minor returns. The Net Asset Value per unit of KGT was $92.91 as of November 30, 2000.

For many equity investors, gains were almost nonexistent in November, as eight of the ten sectors in the S&P 500 declined. KGT offered performance non-correlated to that of declining equity markets, realizing profits for its investors in a wide variety of global markets and in a very difficult trading environment.

------------------------------------------
ALLOCATION
OF ASSETS TO ADVISORS

                      DEC 1       NOV 1
                      2000        2000
                      ----        ----
Beacon                  5%          6%
Bridgewater            28%         27%
C-View                  6%          6%
Grinham                25%         25%
Sunrise                18%         18%
Transferred            18%         18%
------------------------------------------

MARKET OVERVIEW

A bear market, according to a Wall Street rule of thumb, occurs when share prices fall by 20% or more from a previous high. At November's close, the Nasdaq was deep in bear market territory, pummeled by more warnings of sales and earnings shortfalls. Although down for the month and the year-to-date, the bigger Dow Jones Industrial and S&P 500 indices suffered less of decline, supported by flows of funds out of technology into less volatile stocks. For the most part, global equity markets also fell, taking their lead from U.S. equity markets. Meanwhile, prices of government securities rose sharply, sending yields to their lowest levels in over a year, as investor funds flowed out of stock into the perceived safe-haven of sovereign debt. In the currency markets, the U.S. dollar grew more tentative, declining against the euro at month-end on new signs of a slowing U.S. economy. Political uncertainty and disappointing economic data in Japan punished the Japanese yen. In commodities, energy prices continued their march higher, as chilly temperatures in the Northeast threatened to strain already thin supplies of natural gas and heating oil. In metals, copper prices enjoyed a technical rebound, reversing a downward trend initially triggered by a decline in demand for the industrial metal. Elsewhere, soy meal prices skyrocketed on expectations that Europe would soon be replacing meat meal with soy meal and other grain products as a source of feed for livestock. Coffee prices fell to a seven-year low on reports that Brazil would produce more of the bean than expected.

PERFORMANCE SUMMARY

Global interest rates and currencies provided the greatest profit. KGT generated gains in all global interest rate markets traded, as investors around the globe fled stocks for the safe haven of government securities. In the U.S., the price of the 30-year Treasury bond soared, sending the bond's yield to its lowest point since February 1999. Prices of the British long gilt and euro bund also soared, reflecting the sagging performance of equity markets in the region. Also strengthening bunds was a firmer euro. A weak Nikkei, political uncertainty and disappointing economic data drive Japanese Government bond prices to a five-month high; industrial production rose at a slower than expected pace in October, an indication of waning demand from export markets in the U.S. and Europe. KGT's gains in this sector included the 30-year Treasury, long gilt, euro bund and Japanese Government bond.

Meanwhile currency markets were riveted by the political machinations of the world's two largest economic entities: Japan and the U.S. The Japanese yen declined against its major counterparts as prospects for an economic recovery worsened and the Japanese prime minister survived a no-confidence vote - a step seen as an unsatisfactory compromise by many market participants. By the end of the month, the U.S. dollar showed signs of slippage as fresh data indicated the U.S. economy may be heading for a "hard landing" and the presidential election remained deadlocked. The euro ended November close to where it began - above 87 cents - a fact that belied the currency's volatility during the month. The Swiss franc followed the course of the euro, also ending the month with little change in value, as did the British pound. KGT's positions in the yen and euro generated profits; Swiss franc positions were unprofitable.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ESTHER ECKERLING GOODMAN
-----------------------------------------------------------
Esther Eckerling Goodman
Chief Operating Officer and Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS